Ms Kate Tillan

Assistant Chief Accountant

U.S. Securities and Exchange Commission,

100 F Street, N.E.

Mailstop 3030

Washington D.C. 20549

U.S.A.

Date: 31st May 2010
Phone: +49 241 8909 114
Fax: +49 241 8909 32

Re:	AIXTRON Aktiengesellschaft
Form 20-F for the fiscal year ended December 31, 2009
Filed March 10, 2010
File no. 000-51196

Dear Ms Tillan,

This letter sets forth the response of AIXTRON Aktiengesellschaft (the “Company” or “we” or “our”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 6, 2010 with respect to the Company’s Form 20-F for the Fiscal Year ended December 31, 2009. For ease of reference, each comment contained in the Staff’s letter is printed below and is followed by the Company’s response.

Item 15, Controls and Procedures, page 63

1.              Comment: We note your responses to prior comments 2, 4, 5, 6 and 15. Please amend this filing and your 2008 Form 20-F to include the revised disclosures and certifications, as applicable, similar to the proposed disclosures within your responses.

We have attached Form 20-F/A for 2009 and 2008, which we plan to submit after completion of your review.

2.              Comment: We note your response to prior comments 2 and 4. Please tell us how you have considered whether management’s failure to include your independent registered accounting firm’s attestation report on the effectiveness of your internal control over financial reporting as of December 31, 2009 and December 31, 2008 and how management referred to “US GAAP” within its report on the effectiveness of your internal control over financial reporting impacted your conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate. In this regard, discuss how you have considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. Please note also the guidance in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm

In light of the amendment to our Form 20-F filings for 2008 and 2009, we have re-evaluated the effectiveness of our internal control over financial reporting and the effectiveness of our disclosure controls and procedures. We have concluded that our disclosure controls and procedures were ineffective as at December 31, 2008 and December 31, 2009. We have reflected this conclusion in Item 15 of our amended Form 20-F for 2008 and 2009, attached hereto.

Financial Statements, page F-1

Consolidated Income Statements, page F-1

3.              Comment: While we note your disclosure of depreciation, amortisation and employee benefit expenses, please also discuss your consideration of disclosing additional information on the nature of expenses to meet the objectives of the statement.

We considered the disclosure requirements of paragraphs 104-105 of IAS 1 and we believe that the requirements have been met by our disclosures of depreciation, amortization and employee benefits.

We also considered additional information on the nature of expenses to meet the objectives of the statement and we believe that our further disclosures of inventory expense in note 18, details of other operating income in note 6, details of other operating expenses in note 7, income taxes in note 10 and finance income and finance expense on the face of the income statement meet these objectives.

Below, we set out these disclosures in a tabular format and propose to include a similar table in future filings.

Euro thousands	Note	2009	2008	2007

Revenues		302,857	274,404	214,815
Inventories recognized as an expense	18	121,296	128,075	102,445
Employee benefits	8	51,705	43,965	42,579
Depreciation and impairment charges	12	8,739	7,291	6,905
Amortization	13	3,508	3,462	3,175
Other expenses		64,930	64,314	45,680

Other operating income	6	- 10,046	- 5,192	- 6,612
Operating Result		62,725	32,489	20,643

4.              Comment: We note your response to our prior comment 8. To help us understand the impact of your accounting, please provide us with a comprehensive materiality analysis (qualitative and quantitative) indicating that the impact of not consolidating these subsidiaries is not material for each reporting period presented. Include a comparison of all the major balance sheet and statement of operations captions for each period. Please also address whether any individual entity was material.

We set out below an analysis of the quantitative effect, including a comparison of all major statement of financial position and statement of comprehensive income captions for each period, of not consolidating all of our subsidiaries. We have omitted or aggregated captions which are entirely unaffected by the omission of these two subsidiaries, Nanoinstruments Ltd and Dotron GmbH.

Nanoinstruments Ltd was not consolidated in any of the periods; Dotron GmbH was deconsolidated in 2009.

Nanoinstruments Ltd is dormant with only GBP 104 (not thousands) of share capital and GBP 104 retained loss in its financial statements since its acquisition in 2007. Non-consolidation of Nanoinstruments did not alter the reported financial statements of Aixtron because the impact falls below our threshold for rounding of EUR 1,000 used in our financial statements.
Dotron GmbH was incorporated several years ago to host a government sponsored development contract in Dortmund, Germany. The project was never started and the company has been effectively dormant since its formation. Total expense of EUR 208 (not thousands) incurred in 2009 do not affect our income statement since it falls below the EUR 1,000 threshold of rounding used in our consolidated financial statements. Dotron GmbH held approximately EUR 23,000 in cash and an equal amount of shareholders equity. We recorded Dotron GmbH as a non current asset in our consolidated financial statements for EUR 23,000 under “Other Non Current Assets”. If we had consolidated Dotron GmbH, the amount of EUR 23,000 would have been recorded as cash. The effect of this reclassification is reflected in the table below.

We considered the effect of non-consolidation to be immaterial since the impact was only 0.02% on non-current assets and 0.01% on cash balances and there was no impact on total assets, liabilities or shareholders’ equity.

			2009
	2009		Pro Forma
	As reported in	Dotron	All
Euros, thousands	Form 20-F	GmbH	companies

Consolidated Statement of Financial Position
Assets
Property, plant and equipment	37,758	—	37,758
Goodwill	58,275	—	58,275
Other intangible assets	7,766	—	7,766
Other non-current assets	644	- (23)	621
Deferred tax assets	13,869	—	13,869
Tax receivables	373	—	373
Total non-current assets	118,685	- (23)	118,662
Inventories	89,552	—	89,552
Total receivables less allowance kEUR 717	49,265	—	49,265
Current tax receivables	59	—	59
Other current assets	14,341	—	14,341
Other financial assets	90,000	—	90,000
Cash and cash equivalents	211,192	23	211,215
Total current assets	454,409	23	454,432
Total assets	573,094	—	573,094

Liabilities and shareholders’ equity
Subscribed capital	99,588	—	99,588

Additional paid in capital	260,413	—	260,413
Retained earnings	67,092	—	67,092
Cumulated comprehensive income and expense recognised in equity	- 13,564	—	- 13,564
Total shareholders’ equity	413,529	—	413,529
Employee benefits	1,064	—	1,064
Other non-current payables	70	—	70
Other non-current provisions	790	—	790
Deferred tax liabilities	275	—	275
Total non-current liabilities	2,199	—	2,199
Trade payables	21,419	—	21,419
Advance payments from customers	87,918	—	87,918
Other current provisions	28,666	—	28,666
Other current liabilities	2,265	—	2,265
Current tax payables	17,064	—	17,064
Deferred revenues	34	—	34
Total current liabilities	157,366	—	157,366
Total liabilities	159,565	—	159,565
Total liabilities and shareholders’ equity	573,094	—	573,094

For the reasons stated above, neither the Consolidated Income Statement or Consolidated Statement of Other Comprehensive Income were materially misstated for 2009. There was no effect on our financial statements for either 2008 or 2007.

It should also be noted that we intend to transfer the cash balances in Dotron GmbH to Aixtron AG in 2010 and subsequently liquidate the company.

The main reason for excluding these two entities from the Group accounts was to avoid disproportionate costs of adding these entities as separate companies in our systems when we implemented our current SAP system.

Based on our conclusion that these entities were quantitatively immaterial and in the absence of qualitative considerations to the contrary, we concluded that the omission of these two subsidiaries was immaterial.

*              *              *

The Company believes that the foregoing is responsive to the Staff’s comments and hopes that the Company has resolved these comments to the Staff’s satisfaction. The Company intends to file an amended 2009 and 2008 Form 20-F to reflect the changes proposed in our responses to your comments 2, 4, 5, 6 and 15 in your letter dated April 5, 2010 and your comment 2 in your letter dated May 6, 2010.

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the Form 20-F/A for the fiscal years ended December 31, 2009 and 2008, or the foregoing responses or if any additional information is needed, please call me at +49 241 8909 114.

Sincerely,

AIXTRON AG

Wolfgang Breme

Executive Vice President/CFO